UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549-1004

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 001-32686

VIACOM 401(k) PLAN

(Full title of the Plan)

VIACOM INC.

(Name of issuer of the securities held pursuant to the plan)

1515 Broadway

New York, NY 10036

(Address of principal executive offices)

VIACOM 401(k) PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE AND EXHIBIT

DECEMBER 31, 2012

INDEX

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year ended December 31, 2012	3

Notes to Financial Statements	4

Schedule
Supplemental Schedule:

Schedule H, line 4i—Schedule of Assets Held at End of Year	S-1

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974 are omitted as not applicable or not required.

Signatures	S-6

Exhibit:

23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Viacom 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Viacom 401(k) Plan (the “Plan”) at December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PRICEWATERHOUSECOOPERS LLP

New York, New York

June 17, 2013

VIACOM 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

	December 31,
	2012	2011
ASSETS
Investments:
Investments, at fair value	$676,688	$565,320
Fully benefit-responsive investment contracts, at fair value	99,892	96,763

Total investments	776,580	662,083

Receivables:
Employee contributions	—	1,107
Employer contributions	—	530
Participant loans receivable	10,587	10,024
Due from broker for securities sold	208	174
Investment income	112	573

Total receivables	10,907	12,408

Total assets	787,487	674,491

LIABILITIES
Accrued expenses and other liabilities	829	757
Due to broker for securities purchased	655	184

Total liabilities	1,484	941

Net assets reflecting all investments at fair value	786,003	673,550

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(5,504)	(4,975)

Net assets available for benefits	$780,499	$668,575

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

(In thousands)

Year Ended December 31, 2012
Additions to net assets attributed to:
Investment income:
Dividends	$3,834
Interest	2,602
Net appreciation in fair value of investments	89,841

Total investment gain	96,277

Interest income on participant loans receivable	545

Contributions:
Employee	55,395
Employer	23,160
Rollover	5,054

Total contributions	83,609

Total additions attributed to investments and contributions	180,431

Deductions from net assets attributed to:
Benefits paid to participants	66,206
Plan expenses	2,301

Total deductions	68,507

Net increase in net assets available for benefits	111,924

Net assets available for benefits, beginning of year	668,575

Net assets available for benefits, end of year	$780,499

See accompanying notes to financial statements.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 1—PLAN DESCRIPTION

Viacom Inc. (“Viacom” or the “Company”) established the Viacom 401(k) Plan (the “Plan”), effective on January 1, 2006.

The following is a brief description of the Plan and is provided for general information only. Participants should refer to the Plan document and the Summary Plan Description made available to them for more complete information regarding the Plan. In the event of a conflict between the following description and the Plan document, the Plan document will control.

The Plan, sponsored by the Company, is a defined contribution plan offered to substantially all of the Company’s employees. The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and is administered by the Viacom Retirement Committee, the members of which are appointed by the Chief Executive Officer of Viacom. Prior to September 12, 2012, members were appointed by the Company’s Board of Directors (the “Board”) or its designee.

JPMorgan Chase Bank, N.A. (the “Trustee”) is the trustee and custodian of the Plan and JPMorgan Retirement Plan Services LLC (“JPM RPS”) is the recordkeeper for the Plan.

Related Party Transactions

Certain investments for the Plan are invested in funds managed by affiliates of the Trustee, and are considered a “party-in-interest” as such term is defined in ERISA. In addition, certain Plan investments are in shares of Class A and Class B common stock of the Company and qualify as a party-in-interest. The fair value of these investments was $78.6 million and $76.4 million at December 31, 2012 and 2011, respectively. For the year ended December 31, 2012, these investments appreciated $11.6 million related to the net of realized and unrealized gains and losses, and earned dividends of $1.7 million. During the year ended December 31, 2012, the Plan sold shares of Viacom Class A and Class B common stock for total proceeds of $16.3 million and purchased shares of Viacom Class B common stock at a cost of $6.9 million.

Eligibility

Eligible full-time employees may become participants in the Plan following the attainment of age 21. Eligible part-time employees generally participate in the Plan on the first of the month after attainment of age 21 and completion of one thousand hours of service within the consecutive twelve-month period beginning with their date of hire or within any plan year (January 1 through December 31) thereafter.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, applicable employer contributions and the participant’s share of the Plan’s income or losses in the investment options selected, net of certain plan expenses.

Plan participants have the option of investing their contributions and existing account balances among twenty investment options. These investment options include separately managed investment portfolios, common/collective trust funds, registered investment companies (mutual funds) and Viacom Class B common stock. Some plan participants are invested in Viacom Class A common stock, but that fund is closed to new investment. The securities held by these investment options are described in greater detail in Note 3.

Contributions

Participants are permitted to contribute up to 50% of annual compensation, on a before-tax basis, subject to applicable Code limitations discussed below. Participants may also contribute eligible rollover amounts into the Plan.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Any eligible employee is deemed to have authorized the Company to make before-tax contributions to the Plan in an amount equal to 6% of the employee’s eligible compensation upon his or her date of hire. Deemed authorization takes effect following the 30th day the employee becomes eligible to participate in the Plan unless the employee elects not to participate in the Plan or to participate at a different contribution rate.

The Code limited the amount of annual participant contributions that can be made on a before-tax basis to $17,000 for 2012. Compensation considered under the Plan based on Code limits could not exceed $250,000 for 2012. The Code also limited annual aggregate participant and employer contributions to the lesser of $50,000 or 100% of compensation in 2012. In 2012, the Plan utilized a safe harbor design for compliance with the nondiscrimination requirements applicable to deferrals and matching contributions in accordance with the provisions of the Code.

All participants who have attained age 50 before the close of the calendar year are eligible to make catch-up contributions if the participants made the maximum contribution permitted under the Plan for a plan year. The limit for catch-up contributions was $5,500 in 2012.

The employer matching contribution is equal to 100% of the first 1% and 50% of the next 5% of eligible compensation contributed and employer matching contributions are invested according to the participant’s investment elections. Catch-up contributions are not treated as matchable contributions except when required by law.

Effective January 1, 2013, the Company increased the employer match to equal 100% of the first 1% and 80% of the next 5% of eligible compensation contributed. Additionally, the Company introduced a target annual profit-sharing contribution of 1.5% of eligible compensation, but may make a lower or higher contribution (not anticipated to be in excess of 3% of eligible compensation) depending on circumstances. Company profit-sharing contributions are always completely discretionary, meaning they are not guaranteed and may not be made in any given year. Participants must be employed on the last day of the plan year and meet all other eligibility requirements in order to receive a Company profit-sharing contribution.

Vesting

Participants in the Plan are immediately vested in their own contributions and earnings thereon. Employer matching contributions vest at 100% after two years of service. In the case of a participant who was an employee on March 31, 2009, employer matching contributions vested at 20% after one year of service and 100% after two years of service. Transition rules apply to participants of plans that were merged into the Plan.

If participants terminate employment prior to being vested in their employer matching contributions, upon distribution of the vested portion of their account, the non-vested portion of their account is forfeited and may be applied to future employer matching contributions and/or to pay administrative expenses. As of December 31, 2012, the Company had forfeitures of approximately $0.3 million available to be used as noted above, which includes interest earned on forfeitures of approximately $0.1 million. As of December 31, 2011, the Company had forfeitures of approximately $0.5 million available to be used as noted above. Employer matching contributions of approximately $0.6 million were forfeited in 2012 and the Company utilized forfeitures of approximately $0.3 million and $0.6 million in 2012 to pay administrative expenses and employer matching contributions, respectively.

Profit-sharing contributions for 2013 and future years will vest in accordance with the rules applicable to matching contributions.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

Participant Loans Receivable

Participants may request a loan of up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding balance of any Plan loan made to the participant during the twelve-month period ending on the day before the loan is made. The minimum loan available to a participant is $500. The interest rate on participant loans is one percentage point above the annual prime commercial rate (as published in The Wall Street Journal) on the first day of the calendar month in which the loan is approved, with principal and interest payable not less than quarterly through payroll deductions. Only one loan may be outstanding at any time. Participants may elect repayment periods from 12 to 60 months commencing as soon as administratively possible following the distribution of the loan. The Plan allows participants to elect a repayment period of up to 300 months for loans used for the acquisition of a principal residence. Repayments of loan principal and interest are allocated in accordance with the participant’s then current investment elections.

Included in the Statements of Net Assets Available for Benefits are Participant loans receivable of $10.6 million and $10.0 million, which carried interest rates ranging from 3.25% to 12.0%, as of December 31, 2012 and 2011, respectively.

Distributions and Withdrawals

Earnings on both employee and employer contributions are not subject to income tax until they are distributed or withdrawn from the Plan.

Participants in the Plan, or their beneficiaries, may receive their vested account balances in a lump sum or in installments over a period of up to 20 years in the event of retirement, termination of employment, disability or death. A participant must receive a required minimum distribution no later than the April 1st after the year in which the participant attains age 70 1/2 unless he/she is still employed. Installment payments to beneficiaries are available only if the participant was receiving installment payments at the time of death.

Participants in the Plan may withdraw certain eligible contributions at any time. Upon attainment of age 59  1/2, participants may withdraw all or part of their vested account. The Plan limits participants to a maximum of two non-hardship withdrawals in each calendar year.

A participant may obtain a financial hardship withdrawal of the employee’s before-tax contributions provided that the requirements for hardship are met and only to the extent required to relieve such financial hardship. Additionally, the vested portion of employer matching contributions through December 31, 2009, vested profit-sharing contributions and certain predecessor plan contributions may be used toward a financial hardship withdrawal. There is no restriction on the number of hardship withdrawals permitted.

When a participant terminates employment with the Company, the full value of the employee contributions and earnings thereon plus the value of all vested employer contributions and earnings thereon can be rolled over to a tax qualified retirement plan or an Individual Retirement Account or remain in the Plan rather than being distributed. If the vested account balance is $1,000 or less and the participant does not make an election to roll over the vested balance, it will be automatically paid in a single lump sum cash payment and taxes will be withheld from the distribution.

Plan Expenses

The Plan document permits Plan expenses to be paid from Plan forfeitures, from participant accounts or by the Company. The fees for investment of Plan assets are charged to the Plan’s investment funds, as reflected in the net asset value of the fund. Certain administrative expenses, such as legal, accounting and recordkeeping fees, may be paid by the Plan using forfeitures as described above or may be paid by the Company. Recordkeeping

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

fees may also be paid from participant accounts. Trustee and custodian fees are paid from participant accounts. For 2012, $1.0 million was paid to JPM RPS for recordkeeping services.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting.

Securities Transactions

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade date. The average cost basis is used to determine gains or losses on dispositions of securities.

Interest income is accrued as earned and dividend income is recorded on the ex-dividend date.

Included in the Statement of Changes in Net Assets Available for Benefits is the net appreciation in the fair value of the Plan’s investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions, such as those regarding the fair value of investments, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Estimates are based on past experience and other considerations reasonable under the circumstances. Actual results could differ from those estimates.

NOTE 3—FAIR VALUE MEASUREMENTS AND INCOME RECOGNITION

Fair Value Measurements and Income Recognition

The Financial Accounting Standards Board (“FASB”) provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under the FASB guidance are described as follows:

•	Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•

Level 2—Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value including the general classification of such instruments pursuant to the valuation hierarchy. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Common Stocks: Common stocks are reported at fair value based on quoted market prices on national securities exchanges. All common stocks are classified within level 1 of the valuation hierarchy.

Common/Collective Trust Funds: The fair values of investments in common/collective trust funds are based on their net asset values (“NAV”) reported by the investment advisor in the financial statements of the common/collective trusts at year-end. Each common/collective trust provides for daily participant redemptions by the Plan at reported net asset values per share, with no advance notice requirement. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Registered Investment Companies (Mutual Funds): Investments in registered investment companies are stated at the respective funds’ NAV, which is determined based on market values at the closing price on the last business day of the year. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Guaranteed Investment Contracts: The fair value of the synthetic guaranteed investment contracts (“GICs”) is based on the underlying investments. The underlying investments are common/collective trust funds, which are public investment vehicles, valued at the NAV as described above. Because the NAV is a quoted price in a market that is not active, they are classified within level 2 of the valuation hierarchy. The related wrapper contracts have a fair value of $22,788 and $41,474 at December 31, 2012 and 2011 respectively. The wrapper contracts are valued by INVESCO, the administrator of the fund using other significant observable inputs in a valuation model and are classified within level 2 of the valuation hierarchy. See Note 8 for further information on INVESCO and these contracts.

U.S. Government Securities: Short-term money market obligations are valued at $1.00 per share and are classified within level 2 of the valuation hierarchy.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011 respectively. In 2011, certain investment funds were replaced with JP Morgan Smart Retirement funds to offer retirement date target funds to employees. As a result of the change, Level 2 investments increased to 70% of total investments as of December 31, 2011. There were no transfers between Level 1 and Level 2 investments in 2012. The Plan has no investments classified within level 3 of the valuation hierarchy.

	Investments at Fair Value as of December 31, 2012
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total

Common Stocks
Consumer	$108,150	$—	$108,150
Information Technology	31,354	—	31,354
Financial	11,923	—	11,923
Industrial	8,008	—	8,008
Health Care	14,978	—	14,978
Energy	5,819	—	5,819
Other	4,736	—	4,736

Total Common Stocks	$184,968	$—	$184,968

Common / Collective Trust Funds
Index	$—	$169,761	$169,761
Growth	—	68,895	68,895
Fixed Income	—	60,087	60,087
Target Date Funds	—	148,449	148,449

Total Common/Collective Trust Funds	$—	$447,192	$447,192

Registered Investment Companies
Growth	$31,131	$—	$31,131
Index	4,545	—	4,545

Total Registered Investment Companies	$35,676	$—	$35,676

Synthetic Guaranteed Investment Contracts (See Note 8)	$—	$99,892	$99,892
U.S. Government Securities	—	8,852	8,852

Total Investments At Fair Value	$220,644	$555,936	$776,580

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

	Investments at Fair Value as of December 31, 2011
	Quoted Prices In Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Total

Common Stocks
Consumer	$96,530	$—	$96,530
Information Technology	29,524	—	29,524
Financial	8,619	—	8,619
Industrial	8,282	—	8,282
Health Care	11,657	—	11,657
Energy	8,178	—	8,178
Other	4,491	—	4,491

Total Common Stocks	$167,281	$—	$167,281

Common / Collective Trust Funds
Index	$—	$136,499	$136,499
Growth	—	55,589	55,589
Fixed Income	—	51,714	51,714
Target Date Funds	—	114,023	114,023

Total Common/Collective Trust Funds	$—	$357,825	$357,825

Registered Investment Companies
Growth	$27,528	$—	$27,528
Index	3,419	—	3,419

Total Registered Investment Companies	$30,947	$—	$30,947

Synthetic Guaranteed Investment Contracts (See Note 8)	$—	$96,763	$96,763
U.S. Government Securities	—	9,267	9,267

Total Investments At Fair Value	$198,228	$463,855	$662,083

NOTE 4—RISKS AND UNCERTAINTIES

The Plan provides for various investment options that, along with the underlying securities, are exposed to various risks such as market, interest rate, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of such securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 5—INVESTMENTS

Individual investments representing 5% or more of the Plan’s net assets available for benefits are identified below:

	At December 31,
	2012	2011
Blackrock Equity Index Fund	$113,202	$92,674
Viacom Class B Common Stock	$77,992	$75,809
Blackrock US Debt Index Fund	$60,087	$51,714
Blackrock Mid Cap Equity Index Fund	$56,559	$43,825
Capital Guardian International Equity Fund	$41,129	$—	(1)

(1)	Represents less than 5% during the respective year.

During the year ended December 31, 2012 the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated as follows:

Registered investment companies	$5,077
Common stocks	29,541
Common/Collective Trusts	55,223

Net appreciation in fair value of investments	$89,841

NOTE 6—INCOME TAX STATUS

On October 9, 2008, the Plan received a determination from the Internal Revenue Service (“IRS”) that the Plan satisfies the requirements of Section 401(a) of the Code and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan has been amended since receiving the determination letter. The IRS review is required every five years to preserve and protect the Plan’s tax-qualified status. Although the IRS has previously reviewed and approved the tax-qualified status of the Plan, the Plan was submitted on January 31, 2013 to the IRS under the normal five-year cycle for a determination that the Plan continues to satisfy the requirements of Section 401(a) of the Code, and that the trust thereunder is exempt from federal income taxes under the provisions of Section 501(a) of the Code. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Code.

As of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax year in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

NOTE 7—TERMINATION PRIORITIES

Although the Company anticipates that the Plan will continue indefinitely, it reserves the right by action of the Board of Directors to amend or terminate the Plan provided that such action does not retroactively reduce earned participant benefits. In the event of Plan termination, participants become fully vested. Upon termination, the Plan provides that the net assets of the Plan would be distributed to participants based on their respective account balances.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

NOTE 8—INVESTMENT IN FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS

The Plan accounts for guaranteed investment contracts in accordance with the accounting and reporting guidance related to Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans. Contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the INVESCO Fund (the “Fund”). As required by the guidance, the guaranteed investment contracts are presented on the face of the Statements of Net Assets Available for Benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Fund invests primarily in fully benefit-responsive investment contracts in a wrapper contract structure (also known as synthetic GICs). In a wrapper contract structure, the underlying investments are owned by the Fund and held in trust for plan participants and are of high quality fixed income securities or investment funds. The Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the expected duration of the investment through adjustments to the future interest crediting rate (which is the rate earned by participants in the fund for the underlying investments which resets on a monthly basis). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

The key factors that influence future interest crediting rates for a wrapper contract include: the level of market interest rates, the amount and timing of participant activity into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying investments backing the wrapper contract.

Changes in market interest rates affect the yield to maturity and the market value of the underlying investments; therefore, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest credit rating. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statements of Net Assets Available for Benefits as the Adjustment from fair value to contract value for fully benefit-responsive investment contracts. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This ensures that participants’ principal and accrued interest are protected.

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $94.4 million held by the Fund at December 31, 2012:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
ING Life & Annuity	Wrapper	A-/A3		$0
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		$20,099

			20,099	0	$(1,436)
Monumental Life Insurance Co	Wrapper	AA-/A1		23
	IGT Blackrock A or Better Intermediate Gov/Credit Fund		3,697
	IGT INVESCO Short-term Bond Fund		18,690

			22,387	23	(1,195)
Pacific Life Insurance Co	Wrapper	A+/A1		0
	IGT INVESCO Multi-Mgr A or Better Core Fund		15,837

			15,837	0	(1,108)
Prudential Ins Co	Wrapper	AA-/A2		0
	IGT INVESCO A or Better Intermediate Gov/Credit Fund		6,572
	IGT Jennison A or Better Intermediate Gov/Credit Fund		6,573
	IGT PIMCO A or Better Intermediate Gov/Credit Fund		6,605

			19,750	0	(955)
RGA	Wrapper	AA-/A1		0
	IGT INVESCO Short-term Bond Fund		21,796

			21,796	0	(810)

Total			$99,869	$23	$(5,504)

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following table details the individual synthetic guaranteed investment contracts at fair value and their adjustment to contract value of $91.8 million held by the Fund at December 31, 2011:

Contract Issuer	Security Name	Issuer Ratings	Investments at Fair Value	Wrap Contracts at Fair Value	Adjustment to Contract Value
Bank of America NA	Wrapper	A/A2		$26
	IGT BlackRock A or Better Intermediate Gov/Credit Fund		$855
	IGT INVESCO A or Better Intermediate Gov/Credit Fund		854
	IGT INVESCO Short-term Bond Fund		17,875
	IGT Jennison A or Better Intermediate Gov/Credit Fund		856
	IGT PIMCO A or Better Intermediate Gov/Credit Fund		858

			21,298	26	$(868)
ING Life & Annuity	Wrapper	A-/A3		0
	IGT INVESCO Multi-Mgr A or Better Intermediate G/C Fund		19,361

			19,361	0	(1,251)
Monumental Life Insurance Co	Wrapper	AA-/A1		15
	IGT Blackrock A or Better Intermediate Gov/Credit Fund		3,603
	IGT INVESCO A or Better Intermediate Gov/Credit Fund		3,597
	IGT INVESCO Short-term Bond Fund		7,387
	IGT Jennison A or Better Intermediate Gov/Credit Fund		3,606
	IGT PIMCO A or Better Intermediate Gov/Credit Fund		3,613

			21,806	15	(1,238)
Pacific Life Insurance Co	Wrapper	A+/A1		0
	IGT INVESCO Multi-Mgr A or Better Core Fund		15,168

			15,168	0	(869)
State Street Bank	Wrapper	AA-/Aa2		0
	IGT INVESCO Short-term Bond Fund		19,089

			19,089	0	(749)

Total			$96,722	$41	$(4,975)

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The Company does not expect any employer initiated events that may cause premature liquidation of a contract at market value. The average yield to investments at fair value was approximately 0.86% and 1.41% for 2012 and 2011, respectively, and crediting interest rates to investments at fair value were approximately 2.30% and 2.83% at December 31, 2012 and 2011, respectively.

NOTE 9—RECONCILIATION OF FINANCIAL STATEMENTS TO IRS FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	At December 31,
	2012	2011
Net assets available for benefits per the financial statements	$780,499	$668,575
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	5,504	4,975
Amounts allocated to withdrawing participants	(994)	(92)
Deemed distribution of participant loans	(162)	(110)

Net assets available for benefits per the Form 5500	$784,847	$673,348

The following is a reconciliation of benefits paid to participants as reflected in the financial statements to the Form 5500:

Year Ended December 31, 2012
Benefits paid to participants per the financial statements	$66,206
Add: Amounts allocated to withdrawing participants at December 31, 2012	994
Less: Amounts allocated to withdrawing participants at December 31, 2011	(92)
Deemed loan offsets	(12)

Benefits paid to participants per the Form 5500	$67,096

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that were processed and approved for payment prior to December 31, 2012 but were not paid as of that date.

The following is a reconciliation of additions attributed to investments and contributions per the financial statements to the Form 5500:

Year Ended December 31, 2012
Total additions attributed to investments and contributions per the financial statements	$180,431
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	529

Total income per the Form 5500	$180,960

VIACOM 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

(Tabular dollars in thousands)

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to the Form 5500:

Year Ended December 31, 2012
Net increase in net assets available for benefits per the financial statements	$111,924
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	529
Amounts allocated to withdrawing participants at December 31, 2012	(994)
Amounts allocated to withdrawing participants at December 31, 2011	92
Deemed loan offsets	12
Deemed distribution of participant loans	(64)

Net income per the Form 5500	$111,499

NOTE 10—SUBSEQUENT EVENTS

Subsequent events and transactions have been evaluated through June 17, 2013, the date the financial statements were available to be issued, and are incorporated within as applicable.

VIACOM 401(k) PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR

DECEMBER 31, 2012

(In thousands)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Common Stocks
ABERCROMBIE & FITCH CO			$782
ACME PACKET INC COM STK			609
ADOBE SYSTEMS INC COM STK			588
ADT CORP USD0.01			198
AEGON NV AMER REGD CERT(1			386
AGILENT TECHNOLOGIES INC			533
ALLIANCE DATA SYSTEMS COM			801
ALTERA CORP COM STK			1,024
AMAZON COM INC STK			1,351
AMDOCS ORD GBP0.01			245
AMERICAN EXPRESS CO COM			591
AMERICAN TOWER			183
AMETEK INC COM STK			761
ANADARKO PETROLEUM CORP			824
AOL INC USD0.01			210
APPLE INC COM STK NPV			3,569
AUTOZONE INC COM STK			750
BAKER HUGHES INC COM STK			756
BANK OF AMERICA CORP COM			944
BB&T CORP COM STK USD5			428
BIOGENIDEC INC COM STK			782
BK OF NY MELLON CP COM			1,043
BMC SOFTWARE INC COM STK			902
BOSTON SCIENTIFIC CORP			344
BROADCOM CORP CLASS’A’COM			533
CADENCE DESIGN SYSTEMS			220
CAMERON INTERNATIONAL			372
CAPITAL ONE FINANCIAL			1,738
CARMAX INC COM STK			282
CELANESE CORP COM STK			557
CHEVRON CORP COM STK			465
CIGNA CORP COM STK			160
CITRIX SYSTEMS USD0.001			551
COBALT INTERNATIONAL			431
COGNIZANT TECH USD0.01			841
COMCAST CORP COM CLS ‘A’			2,872
COMPUTER SCIENCES CORP			445
COMPUWARE CORP COM STK			173
CORNING INC COM STK			300
COVIDIEN PLC USD0.20			702
CREDIT SUISSE GROUP			41
CUMMINS INC COM STK			359
CVS CAREMARK CORP COM STK			692
DELL INC COM STK USD0.01			172

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
DISH NETWORK CORP			$346
DOLLAR GENERAL CORP			513
DOMTAR CORPORATION COM			70
DOW CHEMICAL CO COM STK			692
DR HORTON INC COM STK			585
DUNKIN BRANDS GROUP INC			889
EATON CORP COM USD0.50			646
EBAY INC COM STK USD0.001			2,437
EDWARDS LIFESCIENCES CORP			904
EMC CORP COM STK USD0.01			649
ENSCO PLC			164
FACEBOOK INC USD0.000006			895
FAMILY DOLLAR STORES INC			791
FEDEX CORP COM STK			1,128
GEN ELEC CO			1,574
GENWORTH FINANCIAL INC			173
GILEAD SCIENCES USD0.001			1,281
GLAXOSMITHKLINE ADR EACH			1,261
GOLDMAN SACHS GROUP INC			1,059
GOOGLE INC COM STK			2,242
GREEN MOUNTAIN COFFEE			1,783
HARLEY DAVIDSON COM STK			733
HEWLETT-PACKARD USD0.01			1,074
HOLOGIC INC COM STK			876
HSBC HLDGS ADR EACH REPR			266
HUNT (J.B.)TRANSPORT			596
IHS INC COM STK USD0.01			577
JOHNSON & COM STK			595
JPMORGAN CHASE & CO COM			1,029
JUNIPER NETWORKS			721
KANSAS CITY SOUTHERN COM			473
KONINKLIJKE PHILIPS			398
LENNAR CORP COM STK			390
LIBERTY GLOBAL INC COM STK, CL A			176
LIBERTY GLOBAL INC COM STK, CL C			176
LIBERTY INTERACTIVE CORP			505
LINKEDIN CORP USD0.0001 A			299
LORILLARD INC USD0.01			548
LOWES COMPANIES INC COM			1,462
MASTERCARD INC COM STK			987
MAXIM INTEGRATED PRODUCTS			403
MCGRAW-HILL COS INC (THE)			426
MEDTRONIC USD0.10			328
MERCK & CO INC(NEW) COM			2,157
METLIFE INC COM STK			362
MICHAEL KORS HLDGS LTD			251
MICROSOFT USD0.000125			1,230
MOLEX INC CLASS’A’N.VTG			285
MONSANTO CO COM STK			1,161

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
NATIONAL OILWELL VARCO			$404
NETAPP INC COM STK NPV			1,099
NEWS CORP CLASS’A’NON VTG			2,326
NOKIA CORP ADR EACH REPR			87
NORFOLK SOUTHERN CORP COM			656
NOVARTIS AG ADR EACH REPR			1,393
NVR INC COM STK USD0.01			92
OCCIDENTAL PETROLEUM CORP			904
ORACLE CORP USD0.01			2,006
PANASONIC CORP ADR-EACH			287
PENNEY(J.C.)CO INC COM			237
PEPSICO INC CAP STK			1,119
PFIZER USD0.05			1,284
PHILLIPS VAN HEUSEN CORP			604
PRICELINE.COM INC COM STK			817
QUALCOMM USD0.0001			793
RALPH LAUREN CORP USD0.01			189
REGENERON PHARMACEUTICALS			347
ROCKWELL AUTOMATION INC			80
SAFRAN S.A. ADR EACH REPR			313
SALESFORCE.COM INC COM			692
SANOFI ADR ECH REP 1/2			1,508
SCHLUMBERGER COM STK			1,500
SCHWAB(CHARLES)CORP COM			975
SERVICENOW INC USD0.001			362
SIRIUS XM RADIO INC			895
SONY CORP ADR EACH REPR 1			90
SPLUNK INC USD0.001			452
SPRINT NEXTEL CORP FON			1,332
STARWOOD HTLS WRLD PAIRED			665
SUNTRUST BANKS INC COM			425
SYMANTEC USD0.01			705
SYNOPSYS INC COM STK			452
TE CONNECTIVITY LT COM			594
TIBCO SOFTWARE INC COM			185
TIME WARNER CABLE INC			1,060
TIME WARNER INC USD0.01			2,277
TYCO INTERNATIONAL LTD			249
UNILEVER ADS-EACH REPR 1			387
UNITEDHEALTH GROUP INC			523
* VIACOM INC CLASS A			599
* VIACOM INC CLASS B			77,992
VISA INC USD0.0001 ‘A’			863
VMWARE INC CLS ‘A’ COM STK			128
VODAFONE GROUP SPON ADR			481
VULCAN MATERIALS CO COM STK			442
WAL-MART STORES INC COM STK			1,084
WALT DISNEY(HLDG)CO			1,023
WELLS FARGO & CO COM STK			1,853

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
WORKDAY INC USD0.001			$16
XEROX CORP COM STK			515
YUM BRANDS INC COM STK			531

Total Common Stocks			$184,968

Registered Investment Companies
DFA INVESTMENT DIMENSIONS			31,131
VANGUARD WORLD FUND FTSE			4,545

Total Registered Investment Companies			$35,676

Common/Collective Trusts
Blackrock Equity Index Fund			113,202
Blackrock Mid Cap Equity Index Fund			56,559
Blackrock US Debt Index Fund			60,087
Capital Guardian Emerging Markets Equity Fund			27,766
Capital Guardian International Equity Fund			41,129
* JPMorgan Chase Smartretirement Income Fund			2,994
* JPMorgan Chase Smartretirement 2050 Fund			12,383
* JPMorgan Chase Smartretirement 2045 Fund			22,906
* JPMorgan Chase Smartretirement 2040 Fund			26,113
* JPMorgan Chase Smartretirement 2035 Fund			27,229
* JPMorgan Chase Smartretirement 2030 Fund			21,301
* JPMorgan Chase Smartretirement 2025 Fund			20,552
* JPMorgan Chase Smartretirement 2020 Fund			10,280
* JPMorgan Chase Smartretirement 2015 Fund			4,691

Total Common Collective Trusts			$447,192

U.S. Government Securities

* JP Morgan U.S. Government Fund			$8,852

Synthetic Guaranteed Investment Contracts
ING Life & Annuity – Contract #60125	IGT MxMgr A+ Int G/C; Evergreen		20,099
ING Life & Annuity Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(1,436	) (2)
Monumental – Contract #MDA00730TR	IGT BlkRk A+ Int G/C; Evergreen		3,697
	IGT INVESCO ShrtTrm Bond; Evergreen		18,690
Monumental Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(1,172	) (2)
Pacific Life In – Contract #G-27279.01.0001	IGT MxMgr A+ Core; Evergreen		15,837
Pacific Life In Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(1,108	) (2)

Identity of issuer, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost(1)	Current Value
Prudential Ins Co- Contract #GA-63010	IGT Invesco A+ Int G/C; Evergreen		$6,572
	IGT Jennison A+ Int G/C; Evergreen		6,573
	IGT PIMPCO A+ Int G/C; Evergreen		6,605
Prudential Ins Co Ins Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(955	) (2)
RGA – Contract #VIACM-1212-01	IGT INVESCO ShrtTrm Bond; Evergreen		21,796
RGA Wrapper at Fair Value, plus Adjustment to Contract Value, Synthetic GIC			(810	)(2)

Total Synthetic Guaranteed Investment Contracts			$99,892	(3)

Loans to Participants	Various maturities and interest rates ranging from 3.25% to 12.0%		10,587

Grand Total			$787,167

*	Identified as a party-in-interest to the Plan.
(1)	There are no non-participant directed investments.
(2)	Amounts include wrappers at fair value of $23 and adjustment to contract value of ($5,504).
(3)	Adjustment to contract value of ($5,504) is not included in the Guaranteed Investment Contracts of $99,892.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VIACOM 401(k) PLAN

Date: June 17, 2013	By:	/S/ JOHN R. JACOBS
John R. Jacobs
Member of the Viacom Retirement Committee